ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation:

Rochdale Mining Corp.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares at the par value, if any, of each class or series, if any, of shares before the change:

100,000,000 common shares, par value $0.00001 per share

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

3,600,000,000 common shares, par value $0.00001 per share

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

6,012,500 common shares are being exchanged for 216,450,000 common shares in a 36-for-one stock split

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

See Attachment A to this Certificate of Change

7. Effective date of filing (optional): 2/9/07

(must not be later than 90 days after the certificate is filed)

8. Officer Signature: X ______________________ Signature   President Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Attachment A

to

Certificate of Change Pursuant to NRS 78.209

Name of corporation:

Rochdale Mining Corp. (the "Company")

Response to Item 6:

In the event that any fractional common shares result from the stock split, the Company will not issue any fractional common shares. Instead, any fractional common shares resulting from the stock split will be rounded down to the nearest whole common share. Stockholders of the Company who would otherwise be entitled to receive fractional common shares because they hold a number of common shares that would result in any fractional common shares when multiplied by the exchange ratio of thirty-six (36) new shares per one (1) old share would instead receive cash. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one common share of the Company's common stock, to which the stockholder would otherwise be entitled, multiplied by the closing trading price of the Company's common stock on the trading day immediately before the Record Date of February 9, 2007.